

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 7, 2008

Mr. Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re:** **Sino Gas International Holdings, Inc.**
> **Form 10-KSB/A2 for the Year Ended December 31, 2006**
> **Filed December 7, 2007**
> **File No. 0-51364**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I. Item 1. Description of Business, page 2
Overview of Our Business, page 3

1. Please disclose the dollar amount translation for the total gas distributed and supplied in the table on page three. To the extent that the translated amounts are different from those reported in your financial statements, disclose the reasons for

these differences, and state the reasons why you believe that this information is meaningful to investors.

Part II. Item 6. Management's Discussion and Analysis, page 23

2. We note your response to prior comment 97 of our letter dated April 27, 2007. We continue to believe that to the extent that your customers obtain both gas connection services and the delivery of gas, revenue recognition for the connection fees may not represent a separate earnings process. Please tell us whether you sell natural gas to the same customers for which you perform connection services. If so, please revise your disclosures to address how the connection fees represent a separate earnings process in accordance with Staff Accounting Bulletin Topic 13(a)(3)(f) or other applicable guidance. Please cite the specific accounting literature that supports your revenue recognition for the connection fees.

Accounts Receivable, page 30

3. We note your response to prior comment 132. Given the extended payment terms relating to your revenue transactions, please revise to disclose the accounts receivable days sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Part II. Item 7. Financial Statements, page 43

Report of Independent Registered Public Accounting Firm, page F-1

4. The report of the independent accountant states that the audit was conducted in accordance with auditing standards of the Public Company Accounting Oversight Board. As discussed in PCAOB Auditing Standard No. 1, the reference to the PCAOB standards should not be limited to the auditing standards of the PCAOB. Please request your independent auditor to revise its report accordingly.

Statement of Cash Flows, page F-6

5. We note your response to prior comment 150. However, no revisions appear to have been made to the cash flow statement. Please revise to separately disclose the cash paid for acquisitions and cash paid for income taxes as previously requested.

Note 1 – Organization and Principal Activities, page F-7

6. We note your response to prior comment 151. Note that the disclosures required by paragraphs 51-57 of SFAS 141 may be required even if the financial statements for the acquired entities are not required to be provided under Item 310(c) of Regulation S-B. Please revise to provide the requested information, including the purchase price allocation(s) and pro forma disclosures, or explain in detail how you determined that the information would not be material to the users of the financial statements.

7. We note your response to prior comment 152. Please explain in more detail how you determined that the disposition of Anping Weiye was not required to be classified as a discontinued operation in accordance with SFAS 144. We note that your disclosure indicates that this entity was sold for RMB 33,000,000, or approximately $4.3 million, an amount which exceeds 10% of your total assets at December 31, 2006.

8. Since the proceeds received for the disposition of Anping Weiye exceeded 10% of your total assets, it appears that the disposition should have been reported under Item 2.01 of Form 8-K, and that the significant agreements relating to this disposition should have been filed as material contract exhibits. Please file a Form 8-K reporting the disposition, or tell us why you believe that no filing is required.

Note 2(H) Summary of Significant Accounting Policies
Investments in Equity Securities, page F-11

9. We note your responses to prior comments 128 and 130. As previously requested, please provide summarized information regarding the results of operations for Beijing Zhongran Xiangke Oil Gas Technology Co. Ltd. in accordance with paragraph 20(d) of APB Opinion 18. Also, please confirm that no amortization of goodwill pertaining to this investment has occurred since the adoption of SFAS 142, and revise your disclosure on page F-11 to eliminate the reference to the amortization of the premium paid to acquire the investment.

Note 2(P) Summary of Significant Accounting Policies
Revenue Recognition, page F-15

10. Please expand Management's Discussion & Analysis and the footnotes to the
    financial statements to disclose your revenue recognition policies separately for
    each source of revenue described on page 23, including construction and
    installation of gas facilities, operation and management of local pipelines,
    distribution of natural gas, operation and management of oil and gas stations, and
    development of natural gas technology. Your present disclosure appears to address
    only the construction and installation of gas facilities and the distribution of natural
    gas. Please address the four criteria outlined in SAB Topic 13 for each significant
    revenue source. Address the existence of highly material estimates or assumptions
    and how these matters may affect your financial statements. Refer to Interpretative
    Release 33-8350, which can be obtained at: www.sec.gov/rules/interp/33-
    8350.htm. Discuss the duration and typical terms of your contracts for each
    significant revenue source. Specify if there are typically up front fees,
    contingencies or other significant terms, in conjunction with your revenue
    transactions and how these items are accounted for and are reflected in the financial
    statements.

Note 2(Z) Summary of Significant Accounting Policies
Net Income Per Share, page F-17

11. We note your response to prior comment 119. The revised disclosure is
    inconsistent with your financial statements in numerous respects, including net
    income, weighted average basic and diluted shares, and the periods presented in the
    financial statements. Please revise your disclosure accordingly.

Note 3 – Pledge Bank Deposits, page F-18

12. We note your disclosure that pledged bank deposits represent restricted cash. If
    such amounts are not available to finance your current operations, it would appear
    that such amounts should be classified as non-current assets. Refer to Chapter 3,
    Section A, paragraph 6 of ARB 43 and revise the financial statements accordingly.

Note 4 – Accounts Receivable, page F-18

13. We note your response to prior comment 132. Please revise the financial
    statements to state the allowance for doubtful accounts at each balance sheet date,

and the bad debt expense recorded during each financial statement period. In addition, please revise your cash flow statement to separately present bad debt expense as specified in paragraph 132 of SFAS 95, or tell us why you believe that no revision is required.

Note 10 - Capital Stock, page F-21

14. We note your disclosure on page nine regarding the options to purchase 100,000 shares that were granted for investor relations services. Please revise your disclosure to state the material terms of the options and any related agreements, the fair value of the options and the major assumptions used to value them, and where the resulting expense is recorded in your statement of operations. Refer to SFAS 123(R) and EITF 96-18 as appropriate.

15. We note your disclosure on page nine regarding the 1.86 million stock options that were granted to employees in December 2006. Please revise the financial statements to disclose the amount of compensation expense recognized, and to provide all of the information required by paragraphs 64-65 and A240-A242 of SFAS 123(R).

16. We note your responses to prior comments 124-127 of our letter dated April 27, 2007, which refer to revisions to page F-26 of your amended filing. However, we did not note any significant revisions to your filing. Please provide a detailed explanation of how you evaluated each of the matters identified in prior comments 124-127 with respect to your accounting treatment for the convertible preferred stock and related warrants issued in September and October 2006. Revise your financial statements as requested by each comment, or explain in detail why you believe that no revisions are required. We may have additional comments after reviewing your responses.

17. We note your disclosure on page F-26 that the preferred B stocks feature to reset the conversion price upon the occurrence of certain events was cancelled in September 2007 as part of the equity financing. It appears that during the time the preferred B stock with the ratchet feature was outstanding, this embedded conversion feature should have been evaluated under paragraphs 12 and 60-61 of SFAS 133 to determine whether it should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Please advise or revise.

18. If you believe that the conversion feature meets the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-02. The ratchet feature along with the provision to issue additional shares based upon certain revenue targets, each would appear to preclude the instrument from meeting the definition of conventional convertible outlined in paragraph 4 of EITF 00-19.

19. After considering the comments above, please revise to disclose your accounting treatment for the beneficial conversion feature relating to the convertible preferred stock, if applicable. Refer to APB 14, EITF 98-5 and EITF 00-27.

Note 17 - Subsequent Events, page F-26

20. Please tell us when the registration rights agreements were amended to waive the liquidated damages provision and file the waiver agreements as exhibits. Also, tell us how you accounted for these arrangements during the time for which they were outstanding, in accordance with FASB Staff Position No. EITF 00-19-2. Revise your disclosures as appropriate.

Other 1934 Act Reports

21. Please tell us when the disposition of Anping Weiye occurred, and how the disposition was accounted for and reported in your financial statements. Revise your periodic reports as appropriate to ensure that the proceeds received from the disposition are separately identified in your cash flow statement(s), and that the information required by SFAS 144 is provided. Please note that the information required by paragraph 47 of SFAS 144 should be provided even if the entity is not classified as a discontinued operation.

22. Please amend your other periodic reports as appropriate, to address the matters noted in our comments above, or tell us when you intend to do so.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters

Yuchuan Liu
Sino Gas International Holdings, Inc.
February 7, 2008
Page 7

greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

You may contact Maureen Bauer at 202-551-3237 or Carlton Tartar at 202-551-3387 or me at 202-551-3790 with any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services